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Comdisco, Inc. and Subsidiaries                                                                                   Exhibit 11

COMPUTATION OF EARNINGS PER COMMON SHARE
(in millions except per share data)

Average shares used in computing net earnings per common and common equivalent share were as follows:

                                       Three Months Ended    Six Months Ended
                                            March 31             March 31
                                         1994	     1993        1994     1993

Average shares outstanding	               39       	41         	39      	41

Effect of dilutive options	                -         -	          -	       -

   Total	                                 39 	      41          39 	     41

Net earnings  to
    common stockholders             	$    22  	$    19     	$  43   	$  58

Net earnings per common and
    common equivalent share         	$   .55  	$   .48     	$1.09   	$1.43




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